                                                                   EXHIBIT 99(b)

          MANAGEMENT'S NARRATIVE ANALYSIS OF THE RESULTS OF OPERATIONS

                   CERTAIN FACTORS AFFECTING FUTURE EARNINGS

     Our past earnings and results of operations are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on numerous factors including:

     - state and federal legislative and regulatory actions or developments, constraints placed on our activities or business by the 1935 Act, changes in or application of laws or regulations applicable to other aspects of our business and actions;

     - timely rate increases including recovery of costs;

     - the successful and timely completion of our capital projects;

     - industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

     - our pursuit of potential business strategies, including acquisitions or dispositions of assets;

     - changes in business strategy or development plans;

     - the timing and extent of changes in commodity prices, particularly natural gas;

     - changes in interest rates or rates of inflation;

     - unanticipated changes in operating expenses and capital expenditures;

     - weather variations and other natural phenomena;

     - the timing and extent of changes in the supply of natural gas;

     - commercial bank and financial market conditions, our access to capital, the costs of such capital and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

     - actions by rating agencies;

     - legal and administrative proceedings and settlements;

     - changes in tax laws;

     - inability of various counterparties to meet their obligations with respect to our financial instruments;

     - any lack of effectiveness of our disclosure controls and procedures;

     - changes in technology;

     - significant changes in our relationship with our employees, including the availability of qualified personnel and the potential adverse effects if labor disputes or grievances were to occur;

     - significant changes in critical accounting policies;

     - acts of terrorism or war, including any direct or indirect effect on our business resulting from terrorist attacks such as occurred on September 11, 2001 or any similar incidents or responses to those incidents;

     - the availability and price of insurance;

     - political, legal, regulatory and economic conditions and developments in the United States; and

     - other factors discussed in Item 1 of this report under "Risk Factors."

              CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
       (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (e) REGULATORY MATTERS

     CERC applies the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) to the accounts of the utility operations of Natural Gas Distribution and MRT. As of December 31, 2001 and 2002, CERC had recorded $6 million and $12 million, respectively, of net regulatory assets.

     If, as a result of changes in regulation or competition, CERC's ability to recover these assets and liabilities would not be probable, CERC would be required to write off or write down these regulatory assets and liabilities. In addition, CERC would be required to determine any impairment of the carrying costs of plant and inventory assets.

  Arkansas Rate Case

     In November 2001, Arkla filed a rate request in Arkansas seeking rates to yield approximately $47 million in additional annual gross revenue. In August 2002, a settlement was approved by the Arkansas Public Service Commission (APSC) that is expected to result in an increase in base rates of approximately $32 million annually. In addition, the APSC approved a gas main replacement surcharge that is expected to provide $2 million of additional gross revenue in 2003 and additional amounts in subsequent years. The new rates included in the final settlement were effective with all bills rendered on and after September 21, 2002.

  Oklahoma Rate Case

     In May 2002, Arkla filed a request in Oklahoma to increase its base rates by $13.7 million annually. In December 2002, a settlement was approved by the Oklahoma Corporation Commission that is expected to result in an increase in base rates of approximately $7.3 million annually. The new rates included in the final settlement were effective with all bills rendered on and after December 29, 2002.

5.  DERIVATIVE INSTRUMENTS

     Effective January 1, 2001, CERC adopted SFAS No. 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative instrument as hedging (a) the exposure to changes in the fair value of an asset or liability (Fair Value Hedge), (b) the exposure to variability in expected future cash flows (Cash Flow Hedge), or (c) the foreign currency exposure of a net investment in a foreign operation. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs.

     Adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative after-tax increase in accumulated other comprehensive income of $38 million. The adoption also increased current assets, long-term assets, current liabilities and long-term liabilities by approximately $88 million, $5 million, $53 million and $2 million, respectively, in CERC's Consolidated Balance Sheet.

     CERC is exposed to various market risks. These risks arise from transactions entered into in the normal course of business. CERC utilizes derivative financial instruments such as physical forward contracts, swaps and options (Energy Derivatives) to mitigate the impact of changes and cash flows of its natural gas businesses on its operating results and cash flows.

  (a) Non-Trading Activities

     Cash Flow Hedges. To reduce the risk from market fluctuations associated with purchased gas costs, CERC enters into energy derivatives in order to hedge certain expected purchases and sales of natural gas. CERC applies hedge accounting for its non-trading energy derivatives utilized in non-trading activities only if there is a high correlation between price movements in the derivative and the item designated as being hedged. CERC analyzes its physical transaction portfolio to determine its net exposure by delivery location and delivery period. Because CERC's physical transactions with similar delivery locations and periods are highly correlated and share similar risk exposures, CERC facilitates hedging for customers by aggregating physical transactions and subsequently entering into non-trading energy derivatives to mitigate exposures created by the physical positions.

     During 2002, no hedge ineffectiveness was recognized in earnings from derivatives that are designated and qualify as Cash Flow Hedges. No component of the derivative instruments' gain or loss was excluded from the assessment of effectiveness. If it becomes probable that an anticipated transaction will not occur, CERC realizes in net income the deferred gains and losses recognized in accumulated other comprehensive income. During the year ended December 31, 2002, there was a $0.9 million deferred loss recognized in earnings as a result of the discontinuance of cash flow hedges because it was no longer probable that the forecasted transaction would occur. Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive income is reclassified and included in CERC's Statements of Consolidated Income under the caption "Natural Gas and Purchased Power." Cash flows resulting from these transactions in non-trading energy derivatives are included in the Statements of Consolidated Cash Flows in the same category as the item being hedged. As of December 31, 2002, CERC expects $17 million in accumulated other comprehensive income to be reclassified into net income during the next twelve months.

     The maximum length of time CERC is hedging its exposure to the variability in future cash flows for forecasted transactions on existing financial instruments is primarily two years with a limited amount of exposure up to three years. CERC's policy is not to exceed five years in hedging its exposure.

  (b) CREDIT RISKS

     In addition to the risk associated with price movements, credit risk is also inherent in CERC's non-trading derivative activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The following table shows the composition of the non-trading derivative assets of CERC as of December 31, 2001 and 2002:

                                                DECEMBER 31, 2001      DECEMBER 31, 2002
                                               -------------------   ----------------------
                                               INVESTMENT            INVESTMENT
NON-TRADING DERIVATIVE ASSETS                  GRADE(1)(2)   TOTAL   GRADE(1)(2)   TOTAL(3)
-----------------------------                  -----------   -----   -----------   --------
                                                                (IN MILLIONS)
Energy marketers.............................     $   9      $  9        $ 7         $22
Financial institutions.......................        --        --          9           9
                                                  -----      -----       ---         ---
  Total......................................     $   9      $  9        $16         $31
                                                  =====      =====       ===         ===

---------------

(1) "Investment Grade" is primarily determined using publicly available credit ratings along with the consideration of credit support (such as parent company guarantees) and collateral, which encompasses cash and standby letters of credit.

(2) For unrated counterparties, the Company performs financial statement analysis, considering contractual rights and restrictions and collateral, to create a synthetic credit rating.

(3) The $22 million non-trading derivative asset includes a $15 million asset due to trades with Reliant Energy Services, an affiliate until the date of the Distribution. As of December 31, 2002, Reliant Energy Services did not have an Investment Grade rating.

  (c) GENERAL POLICY

     CenterPoint Energy has established a Risk Oversight Committee comprised of corporate and business segment officers that oversees all commodity price and credit risk activities, including CenterPoint Energy's trading, marketing, risk management services and hedging activities. The committee's duties are to establish CenterPoint Energy's commodity risk policies, allocate risk capital within limits established by CenterPoint Energy's board of directors, approve trading of new products and commodities, monitor risk positions and ensure compliance with CenterPoint Energy's risk management policies and procedures and trading limits established by CenterPoint Energy's board of directors.

     CenterPoint Energy's policies prohibit the use of leveraged financial instruments. A leveraged financial instrument, for this purpose, is a transaction involving a derivative whose financial impact will be based on an amount other than the notional amount or volume of the instrument.

7.  TRUST PREFERRED SECURITIES

     In June 1996, a Delaware statutory business trust created by CERC Corp. (CERC Trust) issued $173 million aggregate amount of convertible preferred securities to the public. CERC Corp. accounts for CERC Trust as a wholly owned consolidated subsidiary. CERC Trust used the proceeds of the offering to purchase convertible junior subordinated debentures issued by CERC Corp. having an interest rate and maturity date that correspond to the distribution rate and mandatory redemption date of the convertible preferred securities. The convertible junior subordinated debentures represent CERC Trust's sole asset and its entire operations. CERC Corp. considers its obligation under the Amended and Restated Declaration of Trust, Indenture and Guaranty Agreement relating to the convertible preferred securities, taken together, to constitute a full and unconditional guarantee by CERC Corp. of CERC Trust's obligations with respect to the convertible preferred securities.

     The convertible preferred securities are mandatorily redeemable upon the repayment of the convertible junior subordinated debentures at their stated maturity or earlier redemption. Effective January 7, 2003, the convertible preferred securities are convertible at the option of the holder into $33.62 of cash and 2.34 shares of CenterPoint Energy common stock for each $50 of liquidation value. As of December 31, 2001 and 2002, $0.4 million liquidation amount of convertible preferred securities were outstanding. The securities, and their underlying convertible junior subordinated debentures, bear interest at 6.25% and mature in June 2026. Subject to some limitations, CERC Corp. has the option of deferring payments of interest on the convertible junior subordinated debentures. During any deferral or event of default, CERC Corp. may not pay dividends on its common stock to CenterPoint Energy. As of December 31, 2002, no interest payments on the convertible junior subordinated debentures had been deferred.

8.  EMPLOYEE BENEFIT PLANS

  (a) PENSION PLANS

     Substantially all of CERC's employees participate in CenterPoint Energy's qualified non-contributory pension plan. Under the cash balance formula, participants accumulate a retirement benefit based upon 4% of eligible earnings and accrued interest. Prior to 1999, the pension plan accrued benefits based on years of service, final average pay and covered compensation. As a result, certain employees participating in the plan as of December 31, 1998 are eligible to receive the greater of the accrued benefit calculated under the prior plan through 2008 or the cash balance formula.

     CenterPoint Energy's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. Pension expense is allocated to CERC based on covered employees. This calculation is intended to allocate pension costs in the same manner as a separate employer plan. Assets of the plan are not segregated or restricted by CenterPoint Energy's participating subsidiaries. Pension benefit was $21 million for the year ended December 31, 2000. CERC recognized pension expense of $1 million and $13 million for the years ended December 31, 2001 and 2002, respectively.

     In addition to the Plan, CERC participates in CenterPoint Energy's non-qualified pension plan, which allows participants to retain the benefits to which they would have been entitled under the qualified pension plan except for federally mandated limits on these benefits or on the level of salary on which these benefits may be calculated. The expense associated with the non-qualified pension plan was $13 million, $5 million and $2 million for the years ended December 31, 2000, 2001 and 2002, respectively.

     As of December 31, 2001, CenterPoint Energy allocated $94 million of pension assets, $40 million of non-qualified pension liabilities and $2 million minimum pension liabilities to CERC. As of December 31, 2002, CenterPoint Energy has not allocated such pension assets or liabilities to CERC. This change in method of allocation had no impact on pension expense recorded for the year ended December 31, 2002.

10.  COMMITMENTS AND CONTINGENCIES

  (a) ENVIRONMENTAL CAPITAL COMMITMENTS

     CERC has various commitments for capital and environmental expenditures. CERC anticipates no significant capital and other special project expenditures between 2003 and 2007 for environmental compliance.

  (b) Lease Commitments

     The following table sets forth information concerning CERC's obligations under non-cancelable long-term operating leases, principally consisting of rental agreements for building space, data processing equipment and vehicles, including major work equipment (in millions):

2003........................................................   $ 15
2004........................................................     12
2005........................................................     10
2006........................................................      8
2007........................................................      7
2008 and beyond.............................................     74
                                                               ----
          Total.............................................   $126
                                                               ====

     Total rental expense for all operating leases was $33 million, $31 million and $27 million in 2000, 2001 and 2002, respectively.

  (c) Environmental Matters

     Hydrocarbon Contamination. On August 24, 2001, 37 plaintiffs filed suit against Reliant Energy Gas Transmission Company (REGT), Reliant Energy Pipeline Services, Inc., RERC Corp., RES, other Reliant Energy entities and third parties, in the 1st Judicial District Court, Caddo Parish, Louisiana. The petition has now been supplemented seven times. As of November 21, 2002, there were 695 plaintiffs, a majority of whom are Louisiana residents. In addition to the Reliant Energy entities, the plaintiffs have sued the State of Louisiana through its Department of Environmental Quality, several individuals, some of whom are present employees of the State of Louisiana, the Bayou South Gas Gathering Company, L.L.C., Martin Timber Company, Inc., and several trusts. Additionally on April 4, 2002, two plaintiffs filed a separate suit with identical allegations against the same parties in the same court. More recently, on January 6, 2003, two other plaintiffs filed a third suit of similar allegations against CenterPoint Energy, as well as other defendants, in Bossier Parish (26th Judicial District Court).

     The suits allege that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by certain of the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility." This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution. This site was originally leased and operated by predecessors of REGT in the late 1940s and was operated until Arkansas Louisiana Gas Company ceased operations of the plant in the late 1970s.

     Beginning about 1985, the predecessors of certain Reliant Energy defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they own or lease. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or diminution of value of their property, and, in addition, seek damages for trespass, punitive, and exemplary damages. The quantity of monetary damages sought is unspecified. As of December 31, 2002, CERC is unable to estimate the monetary damages, if any, that the plaintiffs may be awarded in these matters.

     Manufactured Gas Plant Sites. CERC and its predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, remediation has been completed on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in our Minnesota service territory, two of which CERC believes were neither owned nor operated by CERC, and for which CERC believes it has no liability.

     At December 31, 2001 and 2002, CERC had accrued $23 million and $19 million, respectively, for remediation of the Minnesota sites. At December 31, 2002, the estimated range of possible remediation costs was $8 million to $44 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. CERC has an environmental expense tracker mechanism in its rates in Minnesota. CERC has collected $12 million at December 31, 2002 to be used for future environmental remediation.

     CERC has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for sites in other states. Based on current information, CERC has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

     Mercury Contamination. CERC's pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by CERC at some sites in the past, and CERC has conducted remediation at these sites. It is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on experience by CERC and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, CERC believes that the costs of any remediation of these sites will not be material to CERC's financial condition, results of operations or cash flows.

     Other Environmental. From time to time CERC has received notices from regulatory authorities or others regarding its status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. Considering the information currently known about such sites and the involvement of CERC in activities at these sites, CERC does not believe that these matters will have a material adverse effect on CERC's financial position, results of operations or cash flows.

 Department of Transportation

     In December 2002, Congress enacted the Pipeline Safety Improvement Act of 2002. This legislation applies to CERC's interstate pipelines as well as its intra-state pipelines and local distribution companies. The legislation imposes several requirements related to ensuring pipeline safety and integrity. It requires companies to assess the integrity of their pipeline transmission and distribution facilities in areas of high population concentration and further requires companies to perform remediation activities, in accordance with the requirements of the legislation, over a 10-year period.

     In January 2003, the U.S. Department of Transportation published a notice of proposed rulemaking to implement provisions of the legislation. The Department of Transportation is expected to issue final rules by the end of 2003.

     While CERC anticipates that increased capital and operating expenses will be required to comply with the requirements of the legislation, it will not be able to quantify the level of spending required until the Department of Transportation's final rules are issued.

  (d) OTHER LEGAL MATTERS

     Natural Gas Measurement Lawsuits. In 1997, a suit was filed under the Federal False Claims Act against RERC Corp. (now CERC Corp.) and certain of its subsidiaries alleging mismeasurement of natural gas produced from federal and Indian lands. The suit seeks undisclosed damages, along with statutory penalties, interest, costs, and fees. The complaint is part of a larger series of complaints filed against 77 natural gas pipelines and their subsidiaries and affiliates. An earlier single action making substantially similar allegations against the pipelines was dismissed by the federal district court for the District of Columbia on grounds of improper joinder and lack of jurisdiction. As a result, the various individual complaints were filed in numerous courts throughout the country. This case has been consolidated, together with the other similar False Claims Act cases, in the federal district court in Cheyenne, Wyoming.

     In addition, CERC Corp., CenterPoint Energy Gas Transmission Company, CenterPoint Energy Field Services, Inc. and CenterPoint Energy-Mississippi River Transmission Corporation are defendants in a class action filed in May 1999 against approximately 245 pipeline companies and their affiliates. The plaintiffs in the case purport to represent a class of natural gas producers and fee royalty owners who allege that they have been subject to systematic gas mismeasurement by the defendants for more than 25 years. The plaintiffs seek compensatory damages, along with statutory penalties, treble damages, interest, costs and fees. The action is currently pending in state court in Stevens County, Kansas. Motions to dismiss and class certification issues have been briefed and argued.

     City of Tyler, Texas, Gas Costs Review. By letter to Entex dated July 31, 2002, the City of Tyler, Texas, forwarded various computations of what it believes to be excessive costs ranging from $2.8 million to $39.2 million for gas purchased by Entex for resale to residential and small commercial customers in that city under supply agreements in effect since 1992. Entex's gas costs for its Tyler system are recovered from customers pursuant to tariffs approved by the city and filed with both the city and the Railroad Commission of Texas (the Railroad Commission). Pursuant to an agreement, on January 29, 2003, Entex and the city filed a Joint Petition for Review of Charges for Gas Sales (Joint Petition) with the Railroad Commission. The Joint

Petition requests that the Railroad Commission determine whether Entex has properly and lawfully charged and collected for gas service to its residential and commercial customers in its Tyler distribution system for the period beginning November 1, 1992, and ending October 31, 2002. The Company believes that all costs for Entex's Tyler distribution system have been properly included and recovered from customers pursuant to Entex's filed tariffs and that the city has no legal or factual support for the statements made in its letter.

     Gas Recovery Suits. In October 2002, a suit was filed in state district court in Wharton County, Texas, against CenterPoint Energy, CERC, Entex Gas Marketing Company, and others alleging fraud, violations of the Texas Deceptive Trade Practices Act, violations of the Texas Utility Code, civil conspiracy and violations of the Texas Free Enterprise and Antitrust Act. The plaintiffs seek class certification, but no class has been certified. The plaintiffs allege that defendants inflated the prices charged to residential and small commercial consumers of natural gas. In February 2003, a similar suit was filed against CERC in state court in Caddo Parish, Louisiana purportedly on behalf of a class of residential or business customers in Louisiana who allegedly have been overcharged for gas or gas service provided by CERC. The plaintiffs in both cases seek restitution for alleged overcharges, exemplary damages and penalties. CERC denies that it has overcharged any of its customers for natural gas and believes that the amounts recovered for purchased gas have been in accordance with what is permitted by state regulatory authorities.

     Other Proceedings. CERC is involved in other proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Management currently believes that the disposition of these matters will not have a material adverse effect on CERC's financial position, results of operations or cash flows.

13.  REPORTABLE SEGMENTS

     Because CERC Corp. is a wholly owned subsidiary of CenterPoint Energy, CERC's determination of reportable segments considers the strategic operating units under which CenterPoint Energy manages sales, allocates resources and assesses performance of various products and services to wholesale or retail customers in differing regulatory environments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that some executive benefit costs have not been allocated to segments. Reportable business segments from previous years have been restated to conform to the 2002 presentation. CERC accounts for intersegment sales as if the sales were to third parties, that is, at current market prices.

     Beginning in the first quarter of 2002, CERC began to evaluate performance on an earnings (loss) before interest expense, distribution on trust preferred securities and income taxes (EBIT) basis. Prior to 2002, CERC evaluated performance on the basis of operating income. EBIT, as defined, is shown because it is a measure CERC uses to evaluate the performance of its business segments and CERC believes it is a measure of financial performance that may be used as a means to analyze and compare companies on the basis of operating performance. CERC expects that some analysts and investors will want to review EBIT when evaluating CERC. EBIT is not defined under accounting principles generally accepted in the United States (GAAP), should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP and is not indicative of operating income from operations as determined under GAAP. Additionally, CERC's computation of EBIT may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate it in the same fashion.

     CERC's reportable business segments include the following: Natural Gas Distribution, Pipelines and Gathering, Wholesale Energy and Other Operations. Natural Gas Distribution consists of intrastate natural gas sales to, and natural gas transportation for, residential, commercial and industrial customers, and some non-rate regulated retail gas marketing operations. Pipelines and Gathering includes the interstate natural gas pipeline operations and natural gas gathering and pipeline services. Reliant Energy Services was previously reported within the Wholesale Energy segment. Other Operations includes unallocated general corporate expenses and non-operating investments. During 2000, Reliant Energy transferred RERC's non-rate regulated retail gas marketing from Other Operations to Natural Gas Distribution and RERC's natural gas gathering business from Wholesale Energy to Pipelines and Gathering. On December 31, 2000, RERC Corp. transferred all of the outstanding stock of RESI, Arkla Finance and RE Europe Trading, all wholly owned subsidiaries of

RERC Corp., to Reliant Resources. Also, on December 31, 2000, a wholly owned subsidiary of Reliant Resources merged with and into Reliant Energy Services, a wholly owned subsidiary of RERC Corp., with Reliant Energy Services as the surviving corporation. As a result of the Merger, Reliant Energy Services became a wholly owned subsidiary of Reliant Resources. Reportable segments from previous years have been restated to conform to the 2002 presentation. All of CERC's long-lived assets are in the United States.

     Financial data for business segments and products and services are as follows:

                                 NATURAL GAS    PIPELINES AND   WHOLESALE     OTHER      RECONCILING     SALES TO
                                 DISTRIBUTION     GATHERING      ENERGY     OPERATIONS   ELIMINATIONS   AFFILIATES   CONSOLIDATED
                                 ------------   -------------   ---------   ----------   ------------   ----------   ------------
                                                                          (IN MILLIONS)
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2000:
Revenues from external
  customers(1).................     $4,445         $  182        $1,729        $  1         $  --          $--          $6,357
Intersegment revenues..........         34            202           579          --          (815)          --              --
Depreciation and
  amortization.................        145             55            11           3            --           --             214
EBIT...........................        125            137           106         (30)           (4)          --             334
Total assets...................      4,518          2,358            --         448          (748)          --           6,576
Expenditures for long-lived
  assets.......................        195             61            27           8            --           --             291
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2001:
Revenues from external
  customers(1).................      4,737            307            --          --            --           --           5,044
Intersegment revenues..........          5            108            --          --          (113)          --              --
Depreciation and
  amortization.................        147             58            --           2            --           --             207
EBIT...........................        149            138            --           3           (10)          --             280
Total assets...................      3,732          2,361            --         101          (202)          --           5,992
Expenditures for long-lived
  assets.......................        209             54            --          --            --           --             263
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2002:
Revenues from external
  customers(1).................      3,927            253            --          --            --           28           4,208
Intersegment revenues..........          7            119            --          --          (126)          --              --
Depreciation and
  amortization.................        126             41            --          --            --           --             167
EBIT...........................        210            158            --           6           (13)          --             361
Total assets...................      4,051          2,481            --         206          (752)          --           5,986
Expenditures for long-lived
  assets.......................        196             70            --          --            --           --             266

---------------

(1) Included in revenues from external customers are revenues from sales to Reliant Resources, a former affiliate, of $816 million, $181 million and $42 million for the years ended December 31, 2000, 2001 and 2002, respectively.

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

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              2000     2001     2002
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
RECONCILIATION OF OPERATING INCOME TO EBIT AND EBIT TO NET
  INCOME:
Operating income...........................................  $  332   $  266   $  353
Other, net.................................................       2       14        8
                                                             ------   ------   ------
  EBIT.....................................................     334      280      361
Interest expense and other charges.........................    (143)    (155)    (153)
Income taxes...............................................     (93)     (58)     (88)
Loss from discontinued operations..........................     (24)      --       --
                                                             ------   ------   ------
  Net income...............................................  $   74   $   67   $  120
                                                             ======   ======   ======
REVENUES BY PRODUCTS AND SERVICES:
Retail gas sales...........................................  $4,358   $4,645   $3,857
Wholesale energy and energy related sales..................   1,729       --       --
Gas transport..............................................     182      307      255
Energy products and services...............................      88       92       96
                                                             ------   ------   ------
  Total....................................................  $6,357   $5,044   $4,208
                                                             ======   ======   ======
REVENUES BY GEOGRAPHIC AREAS
U.S. ......................................................  $6,339   $5,044   $4,208
Canada.....................................................      18       --       --
                                                             ------   ------   ------
  Total....................................................  $6,357   $5,044   $4,208
                                                             ======   ======   ======

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